SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 29, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

INSIDE INFORMATION

OPTIMISED A-SHARE REFORM PROPOSAL

The Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

Important Notice:

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the Company’s announcement of “Possible Issue of Shares Through Capitalisation of Capital Fund” issued on 7 June 2013 and the announcement of “Possible Issue Of Shares Through Capitalisation Of Capital Fund And Possible Implementation Of Stock Option Incentive Plan” issued on 20 June 2013.

The Company’s controlling shareholder, China Petroleum & Chemical Corporation (“Sinopec Corp.”), has delegated to the board of directors of the Company (the “Board”) to implement the review and approval process of “Proposal by and Undertaking of Sinopec Corp. on the optimised A-share reform proposal, distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund” and to issue an announcement”.

In The Explanatory Memorandum for the A-Share Reform Proposal of the Company (the Revised Draft), Sinopec Corp. has undertaken that it will, within six months after the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), convene a Board meeting of the Company in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review and consider a proposal for capitalising the capital fund into such number of shares that is needed to distribute four or more additional shares for every ten shares and to correspondingly convene the relevant shareholders’ meeting. Sinopec Corp. has also undertaken to vote in favour of such capitalisation proposal at the Company’s shareholders’ meeting.

As the capital fund of the Company includes RMB412 million that was invested by the State as a subsidy and assistance to the Company and is held by the Company for the exclusive benefit of the relevant State-owned investment entity, in order to ensure four or more additional shares will be distributed for every ten shares, Sinopec Corp. revised and suggested the following Optimised A-Share Reform Proposal (the “Optimised Proposal”), meaning that the Board will review and consider the following resolution: based on the Company’s total share capital of 7,200,000,000 shares, RMB2,421 million of the capital fund will be capitalised by issuing 3.36 shares for every ten shares to all shareholders, and the surplus reserve fund will be capitalised by issuing 1.64 shares for every ten shares, and an interim cash dividend of RMB0.50 (VAT included) for every ten existing shares will be distributed to all shareholders. Sinopec Corp. has confirmed that it will vote in favor of such proposal at the Company’s shareholders’ meeting.

The Optimised Proposal complies with the PRC Company Law and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, and will be beneficial to the realization of the proposal of capitalising reserves to distribute four or more additional shares for every ten shares, and is sufficient for covering the potential benefits of the original undertaking by Sinopec Corp..

1. The A-Share Reform Proposal and its Fulfillment by Sinopec Corp.

(i) The Fulfillment of A-share Reform of the Company

According to the A-share Reform resolution proposed by Sinopec Corp., which is a holder of the non-circulating shares of the Company, the Company disclosed for the first time the “A-Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” on 8 June 2013. Thereafter the Company assisted the holders of non-circulating shares in their communication with investors through various methods such as company visits, online roadshow and telephone hotlines. Pursuant to the results of the communication, the holders of non-circulating shares decided to adjust the A-share reform proposal, and on 20 June 2013 The Explanatory Memorandum for the A-Share Reform Proposal of the Company (the Revised Draft) was disclosed”.

In July 2013, the A-share reform proposal was approved and agreed by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) in The Reply in relation to the problems related to the share reform proposal of Sinopec Shanghai Petrochemical Company Limited”, and was considered and approved at the relevant shareholders’ meetings in the A-share market. As consideration for the approval of the A-share reform proposal, Sinopec Corp. will transfer A-shares to holders of the Company’s circulating A-shares whose equity interests are registered with the China Securities Depository and Clearing Co., Ltd, Shanghai Branch as of the record date for implementing the A-share reform proposal, and for every ten circulating A-share that a shareholder holds, he will receive five A-shares. The holders of non-circulating shares will in aggregate pay 360,000,000 A-shares of the Company to the circulating A-share shareholders.

(ii) Sinopec Corp.’s Undertakings in A-share Reform Scheme:

Sinopec Corp.’s has given the following undertakings in connection with the A-share reform:

Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

Sinopec Corp. shall, within 6 months from the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), convene a Board meeting of the Company in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review and consider a proposal for capitalising the capital fund into such number of shares that is needed to distribute four or more additional shares for every ten shares, and to correspondingly convene the relevant shareholders’ meeting. Sinopec Corp. has also undertaken to vote in favour of such capitalisation proposal at the Company’s shareholders’ meeting.

Sinopec Corp. shall, within 12 months from the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of SASAC and the China Securiuties Regulatory Commission, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share) (in case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly).

Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall consider the Company as a platform for the development of related businesses in future.

2. Background and Contents of the Optimised Proposal

As at the end of June 2013, SPC’s capital reserve was RMB2.915 billion which included a capital reserve of RMB412 million that was invested by the State as a subsidy and assistance to the Company. According to Article 20 of the Financial General Rules for Enterprises (Revised in 2006) published by the Ministry of Finance, “various kinds of financial funds obtained by enterprises shall be handled in the following manners: …… (2) if the funds are investment allowances, they shall be used for increasing capital reserve or paid-up capital. If the State has specified regulations for the ownership of the funds when appropriating such funds, such regulations shall be followed. If no such regulations are specified, the funds shall be owned by all the investors”. Upon confirmation by the Company with the authorities, the aforementioned capital reserve of RMB412 million should be returned to the relevant State-owned investment entity exclusively.

Given that the aforementioned capital reserve of RMB412 million is held by the Company for the exclusive benefit of the relevant State-owned investment entity, in order to ensure four or more additional shares will be distributed for every ten shares, Sinopec Corp. has proposed the Optimised Proposal, meaning that the Board will review and consider the following resolution: based on the Company’s total share capital of 7,200,000,000 shares, the 2,421 million of the capital fund will be capitalised by issuing 3.36 shares for every ten shares to all shareholders, and the surplus reserve fund will be capitalised by issuing 1.64 shares for every ten shares to all shareholders, and an interim cash dividend of RMB0.50 (VAT included) for every ten existing shares will be distributed to all shareholders. Sinopec Corp. has confirmed that it will vote in favor of such proposal at the Company’s shareholders’ meeting.

3. Procedure for implementing the Optimised Proposal

The fifteenth meeting of the Seventh Session of the Board of the Company was held on 28 August 2013 according to Sinopec Corp.’s proposal, at which the resolution on “China Petroleum & Chemical Corporation’s Commitment Scheme for Optimization Share Reform Programme on Cash Dividend Payment for the First Half of 2013 and on Share Capital Increase from Capital Reserve and Surplus Reserve” was considered and approved. The resolution shall be submitted to the 2013 first class meeting of holders of A-shares and approved by more than two-thirds of the voting rights held by the holders of A-shares involved in the voting, and by more than two-thirds of the voting rights held by holders of circulating shares without selling restrictions involved in the voting (i.e. holders of A-shares other than holders of non-circulating shares prior to share reform programme). Online voting method will be available for the class meeting of holders of A-shares.

On 28 August 2013, the Company’s independent directors, Shen Liqiang, Jin Mingda, Cai Tingji formed the following independent opinions on the Optimised Proposal:

(i)	the Optomised Proposal is sufficient for covering the potential benefits of the original undertaking by Sinopec Corp. that would have been realized and the interests of the shareholders have been protected;

(ii)	according to the requirements of Shanghai Stock Exchange’s memorandum on information disclosure for the equity division A-reform schemes of listed companies, the aforementioned optimization scheme shall be considered by the Board and submitted to the holders of A-shares for voting (including the availability of an online voting method). The Optimised Proposal shall be approved by more than two-thirds of the voting rights held by the holders of A-shares involved in the voting, and by more than two-thirds of the voting rights held by holders of circulating shares without selling restrictions involved in the voting (i.e. holders of A-shares other than holders of non-circulating shares prior to the Company’s equity division A-share reform scheme); and

(iii)	agreed with the Board’s view in connection with the Optimised Proposal proposed by Sinopec Corp., and agreed to submit the proposal to the holders of A shares for consideration and approval.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 28 August 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Appointment of Independent Non-executive Director and Changes of Board Committees

The Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) hereby announces the following:

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of the Company (the “Board”) has resolved to appoint Mr. Zhang Yimin as an independent non-executive director of the Company. Mr. Zhang Yimin’s appointment will be subject to shareholders’ consideration and approval at the first extraordinary general meeting of the Company to be held on 22 October 2013 (the “EGM”).

Zhang Yimin, 59, is a Professor of Economics and Finance, and the head of the Faculty of Accounting and Finance at the China Europe International Business School. Mr. Zhang studied at the Ship Engineering College of Harbin majoring in mathematics and mechanics and graduated in 1980, and obtained a Master of Business Administration degree at Shanghai Jiao Tong University in 1983. In 1989, he obtained a doctor degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and served as a Post-doctoral Fellow at the Business School of the University of British Columbia, an Assistant Professor at the University of New Brunswick, and an Associate Professor at the City University of Hong Kong. He has been appointed as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang has been engaging for a long period of time in teaching and research in the areas of business operations, financing and industrial economic studies, and has made numerous academic and research contributions in these relevant areas.

The appointment of Mr. Zhang Yimin as independent non-executive director of the Company must be submitted for consideration at the EGM. If the resolution is approved at the EGM, the Company will enter into a service contract with Mr. Zhang Yimin on or about the date of the approval of the resolution at the EGM. His service term will commence on the date of the approval of the resolution at the EGM and will end in June 2014. Mr. Zhang’s remuneration will be determined pursuant to the measures for the payment of remuneration for directors, supervisors and senior management adopted at the 2002 Annual General Meeting of the Company and approved to continue to be in use in 2013 at the Remuneration Committee Meeting held on 26 March 2013. The Company will disclose in its annual report the specific amount of the remuneration received by him for the relevant year. The remuneration of Mr. Zhang is not included in the independent non-executive director’s service contract.

Mr. Zhang currently does not and did not hold any directorships at other public companies nor take up any post in any affiliated companies of the Company in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Zhang has no other connected relationships with the Company or any of its Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Save as disclosed above, the Company is not aware of any other matters that are required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing Matters on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor any other information that needs to be brought to the attention of the shareholders of the Company.

CHANGES OF COMPOSITION OF BOARD COMMITTEES

The Board also announces the following changes to the composition of the board committees with effect from 28 August 2013:

1.	Mr. Jin Mingda, an existing independent non-executive director of the Company, has been appointed as a member of the Audit Committee;

2.	Mr. Shen Liqiang, an existing independent non-executive director of the Company, has been appointed as a member of the Remuneration and Appraisal Committee;

3.	Mr. Jin Mingda, an existing independent non-executive director of the Company and a member of the Remuneration and Appraisal Committee, has been appointed as the Chairman of the Remuneration and Appraisal Committee; and

4.	Mr. Shen Liqiang, an existing independent non-executive director of the Company, has been appointed as a member of the Nomination Committee.

Following the appointment of Mr. Zhang Yimin and the above changes of the composition of the board committees, the requirement under Rule 3.10A of the Listing Rules will be complied with and the requirements in the Corporate Governance Code in relation to the composition of board committees contained in Appendix 14 to the Listing Rules have been complied with.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 28 August 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below.

Executive Director, Chairman

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Director, Vice Presidents

Gao Jinping

Li Honggen

Zhang Jianping

Executive Director, Chief Financial Officer

Ye Guohua

Non-executive Directors

Lei Dianwu

Xiang Hanyin

Independent Non-executive Directors

Shen Liqiang

Jin Mingda

Cai Tingji

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees